UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
May 25, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

No.: TEL. 43/LP 000/DCI-M2000000/2021

Jakarta, March 24th, 2021

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re:	Additional Investment of PT Telekomunikasi Selular (Telkomsel) to PT Aplikasi Karya Anak Bangsa (Gojek)

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concering Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk (“Telkom”)

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail: investor@telkom.co.id

1.	Information or material facts	Additional Investment of PT Telekomunikasi Selular (“Telkomsel”) to PT Aplikasi Karya Anak Bangsa (“Gojek”)
2.	Date	May 21, 2021
3.	Description
1.
Details on Transaction

On May 21, 2021, Telkomsel, a subsidiary of Telkom, has made an additional USD300 million investment to Gojek (“Transaction”). The transaction was made by way of increasing Telkomsel's equity participation in Gojek.

2.
Parties of The Transaction

The Transaction is made between Telkomsel and Gojek.

3.
Relationship Between Transacting Parties

There is no Affiliation relationship as referred to in Law no. 8 of 1995 concerning Capital Market and OJK Regulation No. 42/POJK.04/2020 on Affiliated Transaction and Conflict of Interest Transaction between Telkomsel and Gojek.

4.
Transaction Value

The additional investment made by Telkomsel is in the amount of USD300 million.

5.
Purpose of Transaction

This Transaction is a part of Telkomsel’s strategy to support digital business such as, Digital Connectivity, Digital Platform, and Digital Services.

This Transaction shall become a momentum in encouraging the integration of the Telkomsel and Gojek ecosystems to provide added value for customers and partners and to present more solutions that are capable to develop an inclusive and sustainable digital ecosystem in Indonesia. In addition, this Transaction is also in line with Telkomsel's role as a leading digital telco company to open more opportunities for the public to get access to closer online platforms, customer centric, and have a positive impact on people's lives.

4.	The impact of events

With this Transaction, starting from the fulfilment of all terms or conditions based on each relevant investment addition agreement and the execution of the relevant documents, Telkomsel will have an additional investment in Gojek of USD 300 million, hence the total investment of Telkomsel in Gojek will be USD 450 million.

5.	Others

Telkomsel is the subsidiary of Telkom and a leading cellular telecommunication operator company in Indonesia that serve more than 169 million subscribers.

Gojek is leading on-demand platform in Southeast Asia and pioneer in the multi services ecosystem model that provides access to various services including transportation, food delivery, logistic, etc.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Indonesia Stock Exchange Through IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara; and
3.	Telkom’s Trustee PT Bank Permata Tbk.